[BLANK ROME LLP LETTERHEAD]

Phone:	(212) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

September 14, 2010

Vincent J. Di Stefano, Esquire
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	RiverPark Funds Trust (the “Company”)
SEC File Numbers: 333-167778 and 811-22431

Dear Mr. Di Stefano:

On behalf of the Company, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided by letter dated July 21, 2010, regarding the Company’s registration statement on Form N-1A filed under the Securities Act of 1933 (the “Registration Statement”) applicable to each of its initial series:  the River Park Large Growth Fund, River Park/Wedgewood Fund, River Park Small Cap Growth Fund, River Park Short Term High Yield Fund and River Park/Gravity Long-Biased Fund (each a “Fund”; collectively, the “Funds”).  Please note that the Company has determined not to include the RiverPark/Gravity Partners Value Fund among its initial series and has deleted all references to it from the Registration Statement.

We have set forth below, in boldface type, the text of each comment, followed by the Company’s responses.

A.           Prospectus

1.           Comment. Front Cover.  Please provide the Funds’ ticker symbols.  Please delete the address, telephone number and website from this page.

Response:  The Funds will not initially be listed on an exchange and, therefore, do not have ticker symbols at this time.  The address, telephone number and website have been deleted from the Front Cover.

Vincent J. Di Stefano, Esquire
September 14, 2010

2.           Comment. Fees and Expenses of the Fund (all Funds).  Please disclose in footnote 2 the duration of the fee waiver/expense reimbursement agreement and the circumstances under which the agreement may be terminated, and who may terminate the agreement.  See Instruction 3 (e) to Item 3 of Form N-1A.

Response:  The footnote regarding the fee waiver/expense reimbursement agreement has been revised to disclose that the agreement shall remain in place indefinitely subject to the Board’s annual approval of it and the Adviser’s right to provide notice 30 days in advance of such annual approval of its determination not to continue the agreement.  In addition, the Board may terminate the agreement by providing 90 days’ notice.

3.           Comment. Portfolio Turnover (all Funds).  Please delete the disclosure of the Funds’ expected rates of portfolio turnover.  If the expectation is of turnover greater than 100%, please disclose in the principal strategies section that the Fund will engage in active and frequent trading; include in principal risk disclosure the risks of high portfolio turnover.

Response:  Due to the short term nature of the securities in which the RiverPark Short Term High Yield Fund will invest, that Fund’s portfolio turnover rate is expected to be greater than 100%.  In response to the Staff’s comment, disclosure has been added to RiverPark Short Term’s principal strategies section and principal risk section.  References to expected portfolio turnover rates for the other Funds have been deleted from the summary section.

4.           Principal Investment Strategies of the Fund (all Funds)

(a)           Comment.  Please identify the types of securities in which the Fund will invest.  Please summarize how the Adviser will determine which securities to sell, and when to sell them.  See Item 9 (b) and (c) of Form N-1A.  Also, it appears that many principal strategies, disclosed in the statutory prospectus, are not disclosed in this section; accordingly, please ensure that all principal strategies are summarized in this section.

Response:  The Company believes that the securities in which RiverPark Short Term will invest were and continue to be adequately disclosed and described in the summary section.  The types of equity securities in which each of the other Funds will invest have been more explicitly set forth.  For each Fund, the Company has revised the disclosure to confirm that all principal strategies are set forth in the summary section and that non-principal strategies set forth in the statutory prospectus are clearly identified as non-principal.

Vincent J. Di Stefano, Esquire
September 14, 2010

(b)           Comment.  Will any of the Funds use leverage as part of their principal strategies?  If so, please provide appropriate disclosure of the nature and extent of such leverage, as well as associated risks.

Response:  RiverPark/Gravity Long-Biased may borrow money for investment purposes and may sell securities short.  The Fund’s borrowing is limited to 30% of its assets (including the amount borrowed).  This restriction and the risks associated with leverage have been added to the disclosure set forth in the summary section for RiverPark/Gravity Long-Biased.  The other Funds are permitted to borrow within the restrictions of the Investment Company Act of 1940, but each intend to limit borrowing to no more than 10% of such Fund’s assets.

(c)           Comment.  Please move the following to Item 9 disclosure:  “This policy is fundamental and may not be changed without shareholder approval.”

Response:  The disclosure has been moved as requested.

5.           Comment. Performance (all Funds).  Please add the disclosure required by Instruction 1(b) to Item 4(2) of Form N-1A.  Please delete the disclosure of the indexes the Funds intend to use.

Response:  The required disclosure has been added to each Fund’s summary section and reference to the intended index has been deleted.

6.           Comment. Management (all Funds).  Please state the length of time for which each individual named has been the portfolio manager of the Fund.

Response:  Each portfolio manager will commence his service to the respective Fund upon commencement of the Fund’s operations.  This disclosure has been added to each summary section.

7.           Comment. Purchase and Sale of Fund Shares (all Funds).  Please delete the following disclosure:  “The Funds reserve the right to vary or waive the minimum in certain situations.”

Response:  The disclosure has been deleted from the summary section and relocated to the statutory prospectus.

8.           Comment. Tax Information (all Funds).  Please delete the following disclosure:  “are taxable and.”

Vincent J. Di Stefano, Esquire
September 14, 2010

Response:  The disclosure has been deleted as requested.

9.           Comment. Payments to Broker-Dealers and Other Financial Intermediaries (all Funds).  In the last sentence of this paragraph, please replace “adviser” with “salesperson.”

Response:  The Company has replaced the word “adviser” with the words “financial planner.”

10.           Comment. RiverPark Short Term High Yield Fund.  Please clarify whether the Fund will invest in foreign securities or asset-backed securities.  Please revise the risk disclosure accordingly.  Please revise the disclosure to indicate that the Fund will invest no less than 80% of net assets plus borrowings in high yield securities.  See, Rule 35d-1 under the Investment Company Act of 1940.  In light of the previous comment, please explain how the Fund will achieve capital appreciation and capital appreciation.

Response:  The Fund may invest directly in foreign securities and indirectly through investment in depositary receipts.  The Fund may invest in asset-backed securities that are equipment trust certificates within the transportation industry.  The Fund’s investment in asset-backed securities will not be material and that risk has been added to the non-principal risks in the statutory prospectus.  The Fund has revised its 80% policy to invest in high yield securities.  The Company expects that the Fund may purchase securities at a discount and sell such securities prior to maturity to deliver capital appreciation to the Fund, under circumstances where the Fund’s sub-adviser expects interest rates to decline or an announcement affecting the issuer positively.

11.           RiverPark/Gravity Long-Biased Fund

(a)           Comment.  The Fund engages in short-selling, yet its name refers to long positions.  Please consider changing the name or explain why it is not misleading.

Response:  The Company respectfully declines to change the name of the Fund and asserts it is not misleading because the Fund will be inclined to be positioned net long.  It is expected that the Fund’s portfolio weightings will be predominantly long with a net position that will, under normal circumstances range between 60% and 100% long, averaging 75% long.  While the Fund will engage in short selling, the Fund is expected to be more similar to a “long” fund (typically 90%-100% net long), as compared to a market neutral fund that may be more typically between 0% and 20% net long.

Vincent J. Di Stefano, Esquire
September 14, 2010

 (b)           Comment.  The fee table does not contain a line item for dividends on short sales; please include one, or explain why it is inappropriate.

Response:  A line item for dividends on short sales has been added to the Fund’s fee table.  The estimated amount for the first year will be included in the next pre-effective amendment.

12.           Principal Risks of Investing in the Fund (all Funds)

(a)           Comment.  This section of the prospectus contains only a list of risks.  Please provide a summary of each of the principal risks of investing in the Fund.

Response:  The Company has provided a summary of each principal risk of investing in each Fund’s summary section.

(b)           Comment.  If the Fund invests in derivatives as part of its principal strategies, identify the types of derivatives, briefly describe how the Fund intends to use the derivatives and summarize the principal risks of investing in derivatives.

Response:  None of the Funds will invest in derivatives as part of its principal strategies.

13.           Comment. RiverPark/Gravity Partners Value Fund and Gravity Long-Biased Fund.  The Funds appear to be using a “value” style of investing.  If so, please summarize the risks of value investing.  Delete the references to “growth” style risk.

Response:  The Company has determined not to include RiverPark/Gravity Partners Value Fund among its initial series and has deleted all references to it in the Registration Statement.  The Company has added a summary of the risks of value investing in the summary section for RiverPark/Gravity Long-Biased and deleted the references to “growth” style risk for that Fund.

14.           Additional Information about the Principal Investment Strategies of the Fund and Related Risks (all Funds)

(a)           Comment.  Please include in the summaries for each Fund summaries of all strategies and risks disclosed in this section.  Alternatively, relocate all non-principal strategy and risk disclosure found in this section.  Please ensure that all principal risks are disclosed for all principal strategies.  If the Fund describes non-principal strategies and risks in this section, clearly differentiate that disclosure from the disclosure of principal strategies and risks.

Vincent J. Di Stefano, Esquire
September 14, 2010

Response:  The Company has revised the disclosure to confirm that all principal strategies and related risks are set forth in the summary section and that non-principal strategies set forth in the statutory prospectus are clearly distinguished as non-principal.

(b)           Comment.  The disclosure concerning the risks of investing in foreign securities does not include the risks of war and nationalization.  Please disclose these risks, or justify their exclusion.

Response:  These risks have been added to the disclosure.

(c)           Comment.  Please disclose the risks of value style investing.

Response:  The risks of value style investing have been added.

15.           Comment. RiverPark/Gravity Fund (sic).  Please clarify whether the Fund will concentrate its investments (as the term is used in the context of the Investment Company Act of 1940) in certain industries or groups of industries.  If it will not, consider revising the header “Industry Concentration Risk.”  Please clarify whether the disclosure references the RiverPark/Gravity Partners Value Fund, the Long Biased Fund, or both.

Response:  None of the Funds will concentrate its investments.  Therefore, the Industry Concentration Risk has been deleted.

16.           Comment. Additional Risks.  The risks disclosed in this section appear to be principal risks of investing in the Funds.  Please relocate them accordingly, or explain why you believe they are not principal risks.

Response:  The Company has revised the disclosure to confirm that all principal risks are set forth under the principal risks section and that all risks associated with non-principal strategies are clearly identified as non-principal.

17.           Comment. Investment Sub-Advisers.  Who managed the accounts composing the Wedgewood Equity Composite?  If the accounts were managed by persons other than the portfolio manager for the River/Park Wedgewood Fund, please delete the composite’s performance information, or provide a basis for inclusion.

Response:  Mr. David Rolfe, the individual who will manage RiverPark/Wedgewood, managed the accounts composing the Wedgewood Equity Composite.

Vincent J. Di Stefano, Esquire
September 14, 2010

18.           Comment. How the Funds Value Their Shares.  Please disclose the effects of fair value pricing.  See Instruction to Item 11 (a) (1) of Form N-1A.  Also, please provide disclosure regarding valuation of foreign securities.

Response:  The Company has added the following disclosure regarding the effects of fair value pricing, “Valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations. There can be no assurance that each Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which each Fund determines its net asset value per share.”  In addition, the Company has added the following disclosure regarding valuation of foreign securities:

In computing the net asset value per share, each Fund values foreign securities at the latest closing price on the exchange on which they are traded immediately prior to the closing of the NYSE.  The Funds, other than RiverPark Short Term, are expected to limit their investment foreign securities to depositary receipts which are traded on a U.S. exchange.  RiverPark Short Term may invest directly in foreign securities.  Some foreign currency exchange rates may also be determined at the latest rate prior to the closing of the NYSE.  Foreign securities quoted in foreign currencies are translated into U.S. dollars at the exchange rate of such currencies against the U.S. dollar, as provided by an approved pricing service.  Occasionally, events that affect these values and exchange rates may occur between the times at which they are determined and the closing of the NYSE.  If these events materially affect the value of portfolio securities, these securities will be valued at their fair value as determined in good faith by the Board of Trustees.

19.           Comment. How to Buy Shares.  What is the meaning of the statement that a shareholder’s financial intermediary is “responsible for sending your purchase order to the Fund”?  Also, please clarify who must receive purchase requests prior to calculation of NAV.

Response:  The statement regarding a shareholder’s financial intermediary has been deleted.  In addition, the disclosure has been clarified to state that the Funds must receive purchase requests prior to 4:00 p.m. ET.

Vincent J. Di Stefano, Esquire
September 14, 2010

20.           Comment. How to Redeem Shares.  Please define the term “in proper form” in this section of disclosure.

Response:  The Company has revised the term to “in good order” and added the requirements for “in good order.”

B.           Statement of Additional Information

1.           Fundamental Policies of the RiverPark Large Growth Fund

(a)           Comment.  Please disclose in this section the Fund’s fundamental policies regarding borrowing, underwriting and concentration.

Response:  The Fund’s fundamental policies regarding borrowing, underwriting and concentration have been disclosed.

(b)           Comment.  Please clarify that the disclosure regarding post-purchase changes in value of investments, and their effects on the Funds’ compliance with fundamental policy restrictions, does not apply to restrictions on borrowings.

Response:  The Company has added the following disclosure regarding post-purchase changes in value and their effects on the Fund’s fundamental restrictions on borrowings, “However, if at any time borrowings exceed 33 1/3% of total assets, a Fund must reduce its borrowings within three business days thereafter.”

2.           Comment. Fundamental Policies of the RiverPark/Wedgewood, Small Cap Growth, Short Term High Yield, Gravity Partners Value and Gravity Long-Biased Funds.  Please disclose in this section each Fund’s fundamental policies regarding borrowing and underwriting.

Response:  The Fund’s fundamental policies regarding borrowing and underwriting have been disclosed.

3.           Comment. Fundamental Policies of the RiverPark/Wedgewood Fund.  Fundamental policy (a) appears to be inconsistent with the strategy disclosure contained in the Fund’s prospectus.  Please revise or explain why you believe the disclosure is correct.

Response:  The Company respectfully disagrees that any inconsistency exists and asserts that both fundamental policy (a) and the disclosure in the prospectus.  Both are consistent with the premise that the Fund will meet the requirements of a diversified fund under the Investment Company of 1940 Act.

Vincent J. Di Stefano, Esquire
September 14, 2010

C.           Closing

1.           Comment.  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response:  The Company acknowledges the Staff’s comment.

2.           Comment.  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Company has no present intention to submit an exemptive application or no-action request in connection with the Registration Statement.

3.           Comment.  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Company acknowledges the Staff’s comment.

4.           Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Company acknowledges the Staff’s comment.

*    *    *    *    *    *    *    *    *    *
On behalf of the Company, Morty Schaja, President and sole trustee, acknowledges by letter under separate cover dated and filed on September 14, 2010, that:  in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement; the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and it will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

Vincent J. Di Stefano, Esquire
September 14, 2010

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes

MKS/dc